As filed with the Securities and Exchange Commission on July 7, 2026.
Securities Act File No. 333-274497
File No. 814-00908

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-2

☒    REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐    PRE-EFFECTIVE AMENDMENT NO.
☒    POST-EFFECTIVE AMENDMENT NO. 5
Prospect Floating Rate and Alternative Income Fund, Inc.
(Exact name of registrant as specified in charter)

10 East 40th Street, 42nd Floor
New York, NY 10016
(212) 448-0702
(Address and telephone number, including area code, of principal executive offices)

Kristin Van Dask
Chief Financial Officer
Prospect Floating Rate and Alternative Income Fund, Inc.
10 East 40th Street, 42nd Floor
New York, NY 10016
(Name and address of agent for service)

WITH A COPY TO
Cynthia Beyea, Esq.
Dechert LLP
1900 K Street, NW
Washington, D.C. 20006-1110
Tel: (202) 261-3300

Approximate Date of Commencement of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.
It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act.
If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☒
This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-274497.

Check each box that appropriately characterizes the Registrant:

☐	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☒	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).

☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

Explanatory Note
This Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-274497) of Prospect Floating Rate and Alternative Income Fund, Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 5 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 5 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 5 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C
Other Information
Item 25. Financial Statements And Exhibits
(1) Financial Statements
The following financial statements of Prospect Floating Rate and Alternative Income Fund, Inc. are incorporated by reference in Part A of this Registration Statement:
Audited Annual Financial Statements
Report of Independent Registered Public Accounting Firm (PCAOB ID #34)
Report of Independent Registered Public Accounting Firm (PCAOB ID #243)
Consolidated Statements of Assets and Liabilities as of June 30, 2025 and June 30, 2024
Consolidated Statements of Operations for the years ended June 30, 2025, 2024 and 2023
Consolidated Statements of Changes in Net Assets for the years ended June 30, 2025, 2024 and 2023
Consolidated Statements of Cash Flows for the years ended June 30, 2025, 2024 and 2023
Consolidated Schedules of Investments as of June 30, 2025 and June 30, 2024
Notes to Consolidated Financial Statements

Interim Unaudited Financial Statements
Consolidated Statements of Assets and Liabilities as of September 30, 2025 (Unaudited) and June 30, 2025
Consolidated Statements of Operations for the three months ended September 30, 2025 and 2024 (Unaudited)
Consolidated Statements of Changes in Net Assets for the three months ended September 30, 2025 and 2024 (Unaudited)
Consolidated Statements of Cash Flows for the three months ended September 30, 2025 and 2024 (Unaudited)
Consolidated Schedules of Investments as of September 30, 2025 (Unaudited) and June 30, 2025
Notes to Consolidated Financial Statements (Unaudited)
(2) Exhibits

(a)	Fifth Articles of Amendment and Restatement(1)
(b)	Fifth Amended and Restated Bylaws(2)
(d)	Form of Multi-Class Plan(3)
(e)	Form of Distribution Reinvestment Plan(4)
(g)	Second Amended and Restated Investment Advisory Agreement, by and between Prospect Floating Rate and Alternative Income Fund, Inc. and Prospect Capital Management L.P.(5)
(h)(1)	Distribution Agreement, by and between Prospect Floating Rate and Alternative Income Fund, Inc. and Ultimus Fund Distributors, LLC(6)
(h)(2)	Form of Distribution and Stockholder Servicing Plan of the Registrant(7)
(h)(3)	Form of Selling Agreement*
(j)(1)	Document Custody Agreement, by and between Prospect Floating Rate and Alternative Income Fund, Inc. and U.S Bank National Association(8)
(j)(2)	Securities Custody Agreement, by and between Prospect Floating Rate and Alternative Income Fund, Inc. and U.S Bank Trust Company, National Association(9)
(k)(1)	Sixth Amended and Restated Expense Limitation Agreement, by and between Prospect Floating Rate and Alternative Income Fund, Inc. and Prospect Capital Management L.P.(10)
(k)(2)
Loan and Servicing Agreement dated as of August 12, 2025 among Prospect Flexible Funding, LLC as Borrower, Prospect Floating Rate and Alternative Income Fund, Inc. as Servicer, the Lenders from time to time party thereto as Lenders, the Managing Agents from time to time party thereto as Managing Agents, U.S. Bank Trust Company, National Association as Calculation Agent, Paying Agent and Documentation Agent and Bank OZK as Facility Agent(11)

(k)(3)	License Agreement between the Registrant and Prospect Capital Investment Management, LLC(12)
(k)(4)	Agreement and Plan of Merger, dated August 10, 2018, between the Registrant and Pathway Capital Opportunity Fund, Inc.(13)
(k)(5)	Amended and Restated Agreement and Plan of Merger, dated February 12, 2019, between the Registrant and Pathway Capital Opportunity Fund, Inc.(14)

(k)(6)	Second Amended and Restated Administration Agreement, by and between Prospect Floating Rate and Alternative Income Fund, Inc. and Prospect Administration LLC(15)
(l)	Opinion of Venable LLP, as special Maryland counsel for the Registrant(16)
(n)	Consent of Deloitte & Touche LLP(17)
(r)	Amended Code of Ethics(18)
(s)(1)	Power of Attorney(19)
(s)(2)	Filing Fee Table(20)

*     Filed herewith.

(1)    Incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K, filed with the SEC on March 6, 2026.
(2)    Incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K, filed with the SEC on March 6, 2026.
(3)    Incorporated by reference to Exhibit (d) to the Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (SEC File No. 333-274497) filed with the SEC on January 23, 2024.
(4)    Incorporated by reference to Exhibit (e) to the Post-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2 (SEC File No. 333-274497) filed with the SEC on January 28, 2026.
(5)    Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed with the SEC on March 6, 2026.
(6)    Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed with the SEC on January 27, 2026.
(7)    Incorporated by reference to Exhibit (h)(2) to the Post-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2 (SEC File No. 333-274497) filed with the SEC on January 28, 2026.
(8)    Incorporated by reference to Exhibit 10.10 to the Registrant's Annual Report on Form 10-K, filed with the SEC on September 27, 2023.
(9)    Incorporated by reference to Exhibit 10.11 to the Registrant's Annual Report on Form 10-K, filed with the SEC on September 27, 2023.
(10) Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed with the SEC on July 25, 2025.
(11) Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed with the SEC on August 13, 2025.
(12) Incorporated by reference to Exhibit (k)(5) to the Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (SEC File No. 333-230251) filed with the SEC on August 6, 2020.
(13)    Incorporated by reference to Annex A to the Registrant’s Registration Statement on Form N-14 (SEC File No. 333-226811) filed with the SEC on August 13, 2018.
(14)    Incorporated by reference to Annex A to the Registrant’s Amendment No. 1 to Registration Statement on Form N-14 (SEC File No. 333-226811) filed with the SEC on February 13, 2019.
(15)    Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, filed with the SEC on March 6, 2026.
(16)    Incorporated by reference to Exhibit (l) to the Registrant’s Registration Statement on Form N-2 (SEC File No.
333-274497) filed with the SEC on January 23, 2024.
(17)    Incorporated by reference to Exhibit (n) to the Post-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2 (SEC File No. 333-274497) filed with the SEC on January 28, 2026.
(18)    Incorporated by reference to Exhibit (r) to the Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (SEC File No. 333-274497) filed with the SEC on October 28, 2025.
(19) Incorporated by reference to Exhibit (n)(3) to the Registrant’s Registration Statement on Form N-2 (SEC File No. 333-274497) filed with the SEC on September 13, 2023.
(20) Incorporated by reference to Exhibit (s) to the Registrant’s Registration Statement on Form N-2 (SEC File No.
333-274497) filed with the SEC on September 13, 2023.

Item 26. Marketing Arrangements
The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses Of Issuance And Distribution

SEC registration fee	$—
FINRA filing fee	$4,129
Legal	$1,000,000	*
Printing	$300,000	*
Accounting	$200,000	*
Blue Sky Expenses	$300,000	*
Advertising and sales literature	$700,000	*
Due Diligence	$375,000	*
Miscellaneous fees and expenses	$500,000	*
Total	$3,379,129
* Amounts are estimates.
Item 28. Persons Controlled By Or Under Common Control
See “Management,” “Additional Relationships and Related Party Transactions” and “Control Persons and Principal Stockholders” in the prospectus contained herein.
Item 29. Number Of Holders Of Securities

The following table sets forth the number of record holders of the Registrant’s common stock at January 28, 2026:

Number of
Record
Title of Class	Holders
Shares of Class A common stock	784
Shares of Class I common stock	1

Item 30. Indemnification
    Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers of the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our charter contains a provision which eliminates directors' and officers' liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act
    Maryland law requires a corporation (unless its charter provides otherwise, which our charter does) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.
    Our bylaws requires us to indemnify and advance expenses to the fullest extent permitted by law to (i) any present or former director or officer, (ii) any individual who, while a director or officer and at our request, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, or (iii) the Adviser or any of its affiliates acting as an agent for us, from and against any claim or liability to which the person or entity may become subject or may incur by reason of their service in that capacity, and to pay or reimburse their reasonable expenses as incurred in advance of final disposition of a proceeding. In accordance with the 1940 Act, we will not indemnify any person for any liability to the extent that such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.
Notwithstanding the foregoing, and in accordance with guidelines adopted by NASAA, our bylaws prohibit us from indemnifying nor holding harmless an officer, director, employee, controlling person and any other person or entity acting as our agent (which would include, without limitation, the Adviser and its affiliates) unless each of the following conditions are met: (1) we have determined, in good faith, that the course of conduct that caused the loss or liability was in our best interest; (2) the particular party seeking indemnification was acting or performing services on our behalf; (3) such liability or loss was not the result of the particular party's negligence or misconduct; and (4) such indemnification or agreement to hold harmless is recoverable only out of our net assets and not from our stockholders.
Item 31. Business and Other Connections of Adviser
A description of any other business, profession, vocation, or employment of a substantial nature in which the Adviser, and each director or executive officer of the Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management—Board of Directors and Executive Officers,” and “Investment Advisory Agreement and Administration Agreement.” Additional information regarding the Adviser and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-77270), and is incorporated herein by reference.
Item 32. Location of Accounts and Records
All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:
(1)the Registrant, Prospect Floating Rate and Alternative Income Fund, Inc., 10 East 40th Street, 42nd Floor, New York, New York 10016;
(2)the transfer agent, Ultimus Fund Solutions, LLC, 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246;
(3)the Custodian, U.S. Bank Trust Company, National Association, 1 Federal Street, 3rd Floor Boston, MA 02110;
(4)our investment adviser, Prospect Capital Management L.P., 700 S Rosemary Ave, Suite 204-148, West Palm Beach, FL 33401; and
(5)our administrator, Prospect Administration LLC, 700 S Rosemary Ave, Suite 204-148, West Palm Beach, FL 33401.
Item 33. Management Services
Not Applicable.
Item 34. Undertakings
We hereby undertake:
(1)to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement
(i)to include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii)to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and
(iii)to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
(4)that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C (17 CFR 230.430C): Each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;
(5)that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities. The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
(i)any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;
(ii)free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;
(iii)the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act (17 CFR 230.482) relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(iv)any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser;
(6)that, for purpose of determining any liability under the Securities Act:
(i)the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and
(ii)each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be initial bona fide offering thereof; and
(7)to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 7th day of July, 2026.

PROSPECT FLOATING RATE AND ALTERNATIVE INCOME FUND, INC.

By	/s/ M. Grier Eliasek
Name:	M. Grier Eliasek
Title:	Chief Executive Officer, President and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ M. Grier Eliasek M. Grier Eliasek	Chief Executive Officer, President and Chairman of the Board (Principal Executive Officer)	July 7, 2026
/s/ Kristin Van Dask Kristin Van Dask	Chief Financial Officer and Secretary (Principal Financial and Principal Accounting Officer)	July 7, 2026
*/s/ Andrew Cooper Andrew Cooper	Director	July 7, 2026
*/s/ William Gremp William Gremp	Director	July 7, 2026
*/s/ Eugene Stark Eugene Stark	Director	July 7, 2026

*By:	/s/ M. Grier Eliasek
M. Grier Eliasek
Attorney-in-fact

INDEX TO EXHIBITS

Exhibit No.	Description
(h)(3)	Form of Selling Agreement